Filed pursuant to Rule 424(b)(3)
File No. 333-119338
                                                                                 July 18, 2006

SUPPLEMENT DATED JULY 18, 2006 TO PROSPECTUS DATED JUNE 1, 2006

Dear Investor(s):

GRANT PARK FUTURES FUND JUNE PERFORMANCE UPDATE

FUND	JUNE	2006 YTD		Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	-2.85%	9.87%		$ 57.3M	$1,170.760
Grant Park Futures Fund Class B Units	-2.92%	9.40%		$282.4M	$1,033.061
TRADING ADVISORS	JUNE	2006 YTD	% of Fund
Rabar Market Research (Div)	-5.25%	11.27%	19%
EMC Capital Management (Classic)	-2.19%	20.66%	23%
Eckhardt Trading (Global)	2.51%	-1.93%	8%
Graham Capital Management (GDP)	-0.93%	2.99%	7%
Winton Capital Management (Div)	-1.54%	3.75%	20%
Saxon Investment Corp (Div)	-1.99%	11.00%	9%
Welton Investment Corporation	-6.63%	10.73%	14%
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

The Grant Park Futures Fund posted trading losses during the month of June. Positions in the currencies, metals, soft/agricultural commodities and stock indices accounted for the majority of losses; energy positions also sustained setbacks. Gains came from positions in the interest rate sector.

Long positions in the currency sector incurred losses as the U.S. dollar moved higher during the month, buoyed by the U.S. Federal Reserve Bank’s decision to continue its series of interest rate hikes. Long positions in the euro, British pound and Swiss franc experienced the largest losses as investors were concerned that the interest rate differential between the U.S. and Europe could possibly widen despite the news that the European Central Bank boosted short term rates for the third time in the last six months.

The prospect of rising global interest rates sent prices for base metals lower, resulting in losses to long positions in the nickel and copper markets. Precious metal positions also posted losses as gold and silver settled at lower levels.

Positions in soybeans and wheat led to losses in the soft/agricultural sector. Long positions in soybeans lost ground during a month of volatile price action driven by technical factors, according to analysts. Long positions in the wheat market experienced losses as favorable weather permitted the U.S. harvest to proceed at a quicker rate than usual, resulting in an excess of supply coming to the market.

Positions in the stock indices sustained losses as the possibility of rising interest rates pushed share prices lower. Earlier in the month, long positions in the NASDAQ and German DAX sustained

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setbacks in response to this downside price action. Grant Park is now short these and other global stock indices.

Long positions in the energy sector experienced losses as the possibility of higher interest rates worried investors that any resulting slow down in economic growth could lessen the demand for fuel, resulting in losses to crude oil positions. Long positions in heating oil also lost ground.

Lastly, positions in the interest rate sector reported gains as the prospect of further interest rate hikes across the globe sent prices lower. Short positions in the Eurodollar contract and LIFFE Euribor posted the largest gains in the sector.

OTHER FUND NEWS

Please visit our new updated website at www.dearborncapital.com. The website contains daily performance as well as weekly and monthly performance with commentary. You no longer need a user ID and password to access the website. If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,

David Kavanagh
President

Enclosures
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary. Please e-mail funds@dearborncapital.com to request access. Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson        Suite 600        Chicago, IL 60661        312.756.4450        312.756.4452 fax        800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)        www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
JUNE 30, 2006
Statement of Income
	Month	Year to Date	Month	Year to Date
	(A Units)	(A Units)	(B Units)	(B Units)
	In US $	In US $	In US $	In US $
Trading Income (Loss):
Realized Trading Income (Loss)	1,021,849	5,870,146	5,066,980	29,029,681
Change in Unrealized Income (Loss)	(2,869,650)	569,349	(14,229,562)	2,004,234
Brokerage Commissions	(24,114)	(128,890)	(119,572)	(614,957)
Exchange, Clearing Fees and NFA charges	(31,958)	(169,763)	(158,469)	(810,904)
Other Trading Costs	(20,061)	(125,746)	(99,476)	(604,507)
Change in Accrued Commissions	4,235	2,352	20,996	11,739
Net Trading Income (Loss)	(1,919,699)	6,017,448	(9,519,103)	29,015,286
Other Income:
Interest, U.S. Obligations	112,724	596,248	558,960	2,862,342
Interest, Other	116,944	585,321	579,884	2,810,494
Total Income (Loss)	(1,690,031)	7,199,017	(8,380,259)	34,688,122
Expenses:
Incentive Fees to Trading Managers	(315,792)	399,514	(1,565,899)	1,957,680
Administrative Fees	11,983	70,342	59,420	336,439
O&O Expenses	9,587	56,273	142,608	807,452
Brokerage Expenses	289,992	1,702,256	1,544,925	8,747,400
Illinois Replacement Tax	0	0	0	0
Total Expenses	(4,230)	2,228,385	181,054	11,848,971
Net Income (Loss)	(1,685,801)	4,970,632	(8,561,313)	22,839,151
Statement of Changes in Net Asset Value
Beginning Balance	56,587,952	54,403,647	279,866,574	235,494,172
Additions	2,601,187	4,100,680	13,631,052	47,997,761
Net Income (Loss)	(1,685,801)	4,970,631	(8,561,313)	22,839,151
Redemptions	(238,700)	(6,210,320)	(2,575,011)	(23,969,782)
Balance at JUNE 30, 2006	57,264,638	57,264,638	282,361,302	282,361,302
Total Units Held at End of The Period		48,912.38166		273,324.91696
Net Asset Value Per Unit		1,170.760		1,033.061
Rate of Return	-2.85%	9.87%	-2.92%	9.40%

To the best of my knowledge and belief the
information contained herein is accurate and complete.
___________________________________________________________
DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP